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NEWS RELEASE

                                 [BAYCORP LOGO]
            ONE NEW HAMPSHIRE AVENUE, SUITE 125-PORTSMOUTH, NH 03801
                    PHONE (603) 766-4990 - FAX (603) 766-4991

            BAYCORP REPORTS PRELIMINARY RESULTS OF SELF TENDER OFFER

(Portsmouth, NH) - March 19, 2003, 8:30 a.m. - BayCorp Holdings, Ltd. ("BayCorp") (AMEX: MWH) announced today the preliminary results of its self tender offer, which expired at 12:00 midnight, Eastern Standard Time, on March 18, 2003. Based on the preliminary count by the depository for the tender offer, 9,207,722 shares of common stock, including options tendered by directors, officers and employees for repurchase, were properly tendered and not withdrawn. BayCorp is accepting for purchase up to 8,673,887 shares at a purchase price of $14.85 per share in accordance with the terms of the offer. The 8,673,887 shares that BayCorp is accepting for purchase are comprised of the 8,500,000 shares BayCorp offered to purchase and 173,887 shares to be purchased pursuant to BayCorp's right to purchase up to an additional 2% of its outstanding shares. The acceptance of 8,673,887 shares represents a prorated reduction to 94.2% of the shares properly tendered and not withdrawn and 94.2% of the options surrendered. As a result of the completion of the tender offer, and immediately following payment for the tendered shares, BayCorp will have approximately 683,316 shares of common stock outstanding.

The determination of the actual number of and specific shares to be purchased and the proration amount are preliminary and subject to verification and final confirmation by American Stock Transfer and Trust Company (the depository for the tender offer) and the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures). The final results of the tender offer will be announced promptly following completion of the verification process and the depository will issue payment for the shares accepted under the tender offer and return all shares not accepted. Any questions regarding the tender offer may be directed to American Stock Transfer at (800) 937-5449.

ABOUT BAYCORP

BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. Prior to the November 1, 2002 sale to FPL Energy of substantially all of the assets of its electric generating subsidiaries, BayCorp's wholly owned subsidiaries, Great Bay Power Corporation and Little Bay Power Corporation, were electric generating companies whose principal assets consisted of joint ownership in the Seabrook Nuclear Power Plant in Seabrook, New Hampshire. HoustonStreet, Inc., an equity investment of BayCorp, operates HoustonStreet.com, an independent internet-based crude oil and refined products trading exchange.


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